SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     DETWILER, MITCHELL & CO.
_____________________________________________________________________________
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
_____________________________________________________________________________
                  (Title of Class of Securities)

                          251464103
_____________________________________________________________________________
                         (CUSIP Number)

                         ROBERT JEFFORDS
                       DETWILER, MITCHELL & CO.
                     9710 SCRANTON RD. STE. 100
                        SAN DIEGO, CA 92121
                         (858) 450-0055
_____________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                      and Communications)

                        June 20, 2002
_____________________________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                 (Continued on following pages)

                       (Page 1 of 4 Pages)

SCHEDULE 13D                                    James H. Graves
                                                Erwin Graves & Associates LP

CUSIP NO.  251464103                            Page 2 of 4 Pages
_____________________________________________________________________________
1 NAME OF REPORTING PERSON:    James H. Graves
                               Erwin Graves & Associates

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
_____________________________________________________________________________

2 CHECK THE APPROPRIATE BOX IF A MEMBER
  OF A GROUP:                                (a) [X ]
                                             (b) [  ]
_____________________________________________________________________________
3 SEC USE ONLY
_____________________________________________________________________________
4 SOURCE OF FUNDS                          PF
			                   OO
_____________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
  IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):        [__]
_____________________________________________________________________________
6 CITIZENSHIP OR PLACE OF ORGANIZATION:      U.S.
_____________________________________________________________________________
NUMBER OF    7  SOLE VOTING POWER:             26,162 (James H. Graves)
SHARES       ________________________________________________________________
BENEFICIALLY 8  SHARED VOTING POWER:          183,334 (Both)
OWNED BY     ________________________________________________________________
EACH         9  SOLE DISPOSITIVE POWER:        26,162  (James H. Graves)
REPORTING    ________________________________________________________________
PERSON WITH  10 SHARED DISPOSITIVE POWER:     183,334 (Both)
_____________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY
   EACH REPORTING PERSON:                     209,496* by James H. Graves
                                              183,334* by Erwin Graves
_____________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN
   ROW (11) EXCLUDES CERTAIN SHARES:          [   ]
_____________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT
   IN ROW (11):                               7.52%** by James H. Graves
					      6.58%** by Erwin Graves &
                                                      Associates LP
_____________________________________________________________________________
14 TYPE OF REPORTING PERSON:                  IN PN
_____________________________________________________________________________

*Includes stock option held by Erwin Graves & Associates LP to purchase 83,334 shares of common stock at a price of $1.01.

** Percentage reported in (13) above is based on number of shares of Common
   Stock which would be outstanding if the option for 83,334 shares were exercised.

   Page 3 of 4 Pages

This Statement on Schedule 13D (this "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Act").

Item 1.   Security and Issuer.

      This Statement relates to the common stock, par value $.01 per share ("Common Stock"), of Detwiler, Mitchell & Co.
      ("DMCO"). DMCO is a Delaware corporation with its principal executive offices located at 225 Franklin
      Street, Boston, Massachusetts 02110.

Item 2.   Identity and Background.

      (a) This Statement is being filed by James H. Graves and by Erwin Graves & Associates LP (the "Partnership"). James Graves is a General Partner of the Partnership (collectively the "Reporting Persons").

      (b) The address of the principal business of the Reporting
          Persons is 2100 McKinney Avenue, Suite 900, Dallas, TX 75205.

      (c) The principal business activity of the Reporting
          Persons is Management Consulting. James Graves is also Vice Chairman of the issuer, which is principally engaged in the securities business.

      (d) During the last five years, the General Partners of the Partnership have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or caused the Reporting Persons to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the result of such proceeding caused the Reporting Persons to be subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.


           The Reporting Persons acquired the Common Stock covered by this Statement on various dates beginning December 17, 2001.

           The shares are owned as follows:

            Name of Beneficial Owner     Type of Security                       Number of Shares
            --------------------------   -------------------------------        ----------------
            Erwin Graves & Associates    Common Stock                                 100,000
            Erwin Graves & Associates    Stock option (right-to-buy)                   83,334
            James H. Graves              Common Stock (personally owned)               26,162
                                                                                ================
            Total number of Shares Benefically Owned by Reporting Person              209,496


            The 100,000 shares owned by Erwin Graves & Associates were acquired in lieu of cash payments due the partnership for consulting services, in the amount of $100,000. The 26,162 personally owned by Mr. Graves were purchased for cash.

                       Page 4 of 5 Pages

Item 4.   Purpose of the Transaction.

           The Partnership was engaged by the issuer to provide management consulting services to the issuer and its subsidiaries. As part of the terms of a Letter of Engagement filed as Exhibit
           10.12 to the isser's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 Annual Report"), the
           Partnership accepted as payment, common stock shares of the issuer in lieu of cash. The first payment of 50,000 shares was received on December 17, 2001 and the second payment of 50,000 shares was received on June 26, 2002. The reporting partnership was also granted stock options to purchase up to 250,000 shares of common stock at a price of $1.01, exercisable in three installments of 83,334, 83,333 and 83,333 on November
           14, 2001, 2002 and 2003, respectively. The stock option was subject to stockholder approval which was received on May 20, 2002.

           James H. Graves also purchased a total of 26,162 shares of common stock in various open market transactions for his individual account.

	   The Reporting Persons have no plans or proposals which relate to or would result in the acquisition by any person of aditional securities of the issuer, any extraordinary corporate transactions, any change in the Board of Directors or management, or any other action the same as or similar to any of the actions enumerated in the Instructions to this Item 4.

Item 5.   Interest in Securities of the Issuer.

           The information set forth in Item 3 is incorporated herein by reference.

    	    The following transactions were made in the securities of the issuer:

        Trade Date      Type of Security     Name of Benefical Owner         Price    Number of Shares
        12/17/2001       Common Stock        Erwin Graves & Associates LP    $1.00     50,000
         5/20/2002*      Stock Option        Erwin Graves & Associates LP    $1.01     83,334
         6/19/2002       Common Stock        James H. Graves                 $0.85        162
         6/20/2002       Common Stock        James H. Graves                 $0.84     10,000
         6/24/2002       Common Stock        James H. Graves                 $0.93      5,000
         6/26/2002       Common Stock        James H. Graves                 $0.95      1,000
         6/26/2002       Common Stock        Erwin Graves & Associates LP    $1.00     50,000
         6/27/2002       Common Stock        James H. Graves                 $0.90     10,000
                                                                                      ========
       Total Shares Beneficially Owned for Reporting Purposes                         209,496

* Stock Option was subject to stockholder approval which was received 5/20/2002.




Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Pursuant to the Engagement Letter which has been filed as
          Exhibit 10.12 to the issuer's 2001 Annual Report, the
          Partnership received as payment 100,000 shares of Common Stock in lieu of $100,000 and received an option to purchase up to 250,000 shares of Common Stock at a price of $1.01 per share, as described above.

          A sample stock option agreement was filed as Exhibit 10.11 to the 2001 Annual Report


Item 7.   Material to be Filed as Exhibits.

          Exhibit A:    Agreement re/ Filing of Joint Acquisition Statements



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 1, 2002

                                 /s/ James H. Graves
                                 -----------------------------
                                   James H. Graves, General Partner and
                                   Erwin Graves & Associates LP


                              Page 5 of 5 Pages

                           EXHIBIT A
       AGREEMENT RE/ FILING OF JOINT ACQUISITION STATEMENTS
       ----------------------------------------------------
Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned agree that their statement on Schedule 13D respecting securities Detwiler, Mitchell & Co. is filed on behalf of each of them, and any amendments to such Statement will likewise be filed on behalf of each of them, and may be executed by James H. Graves on behalf of Erwin Graves & Associates LP.

				/s/ James H. Graves
July 1, 2002			-----------------------------------
  				   James H. Graves

				/s/ James H. Graves
                                -----------------------------------
				Erwin Graves & Associates LP
				by James H. Graves, General Partner



                           A-1